Exhibit 1.01

FreightCar America, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2016

This report, for the year ended December 31, 2016, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants that manufacture products or contract for products to be manufactured that contain conflict minerals that are necessary to the functionality or production of such products. “Conflict Minerals” are currently defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not the Conflict Minerals finance or benefit armed groups (as defined in Section 1502 of the Dodd-Frank Act).

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (as defined in Section 1502 of the Dodd-Frank Act and, collectively with the Democratic Republic of the Congo, the “Covered Countries”) or from recycled or scrap sources, it must submit a Form SD to the SEC that describes the reasonable country of origin inquiry completed by the registrant.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in any of the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence with respect to the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Form SD and a Conflict Minerals Report to the SEC that includes a description of its due diligence measures.

Company Overview

This report has been prepared by the management of FreightCar America, Inc. “FreightCar,” the “Company,” “we,” “us” and “our” are used interchangeably to refer to FreightCar America, Inc. and its subsidiaries collectively. FreightCar America, Inc. operates primarily in North America and manufactures a wide range of railroad freight cars, supplies railcar parts and leases freight cars. The Company designs and builds high-quality railcars, including coal cars, bulk commodity cars, covered hopper cars, intermodal and non-intermodal flat cars, mill gondola cars, coil steel cars and boxcars. The Company is headquartered in Chicago, Illinois and has facilities in the following locations: Cherokee, Alabama; Danville, Illinois; Grand Island, Nebraska; Johnstown, Pennsylvania; Roanoke, Virginia; and Shanghai, People’s Republic of China. The Company’s operations comprise one reportable segment, Manufacturing. The Company’s Manufacturing segment includes new railcar manufacturing, used railcar sales, railcar leasing and major railcar rebuilds.

Supply Chain Overview

We are several layers removed from the smelters and refiners in our supply chain. Accordingly, we rely on our direct suppliers to provide information on the origin of the Conflict Minerals they supply to us, including the sources of Conflict Minerals that are supplied to them from their lower-tier suppliers.

Reasonable County of Origin Inquiry and Conclusion

As Conflict Minerals are necessary to the functionality or production of products manufactured by FreightCar or contracted by FreightCar to be manufactured, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2016 to determine whether any of such Conflict Minerals originated in a Covered Country or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”). We conducted a supply chain survey of our direct suppliers using the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative, which is an initiative founded by members of the Electronic Industry Citizenship Coalition, Incorporated and the Global e-Sustainability Initiative (“EICC/GeSI”). In designing our RCOI, we surveyed 40 direct suppliers that in aggregate represented 96% of the Company’s expenditures for materials in 2016. We received responses from 38 suppliers representing 95% of the Company’s expenditures for materials in 2016. Some of the suppliers that responded were unable to determine the country of origin for the Conflict Minerals contained in their products. Accordingly, we cannot exclude the possibility that some of our products may contain Conflict Minerals that may have originated in one or more of the Covered Countries.

1.	Due Diligence

FreightCar designed its due diligence framework to conform in all material respects with the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas, an internationally recognized due diligence framework. FreightCar’s due diligence framework and compliance efforts are described below.

A.	Establish Strong Management Systems

We have taken the following actions to establish a Conflict Minerals management system:

•	Established a cross-functional team, including representatives from our procurement, finance, legal and engineering groups to manage Conflict Minerals compliance.

•	Drafted a Conflict Minerals policy describing our commitment to complying with Section 1502 of the Dodd-Frank Act. The policy is posted on the Company’s website and has been communicated to all of our applicable suppliers.

•	Required our applicable suppliers to provide a comprehensive Conflict Minerals declaration for all Conflict Minerals in the form of the EICC/GeSI template.

•	Instituted performance metrics to track the number of supplier responses received and established procedures to follow up with those suppliers that have not responded or have supplied incomplete information.

•	Periodically reported to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

B.	Identify and Assess Risks in Our Supply Chain

Of our 40 suppliers surveyed, nine suppliers representing 25% of the Company’s expenditures for materials in 2016 were not able to determine the country of origin of the Conflict Minerals contained in their products and one supplier representing 3% of the Company’s expenditures for materials in 2016 reported that smelters in its supply chain source Conflict Minerals from the Covered Countries. Based on the surveys provided and notifications that our suppliers’ diligence efforts were incomplete, we do not have sufficient information to conclusively identify all smelters/refiners or countries of origin of the Conflict Minerals. The majority of our suppliers reported conflict minerals use at the company level, not at the product level. As such, we cannot definitively state whether these Conflict Minerals were included in the products provided to FreightCar America, Inc., or further validate that these smelters or refiners exist in our supply chain. We expect that transparency in our supply chain will increase in the future and that will allow for better risk assessment at more detailed levels of our supply chain.

C.	Design and Implement a Strategy to Respond to Identified Risks

Our RCOI was reasonably designed and executed to determine the existence and source of Conflict Minerals in our supply chain, including from Recycled/Scrap Sources. We utilized the EICC/GeSI template for our RCOI. We conducted our effort to send surveys in good faith and made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. We evaluated survey responses to identify: (i) the uses and sources of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from a Covered Country.

We do not have sufficient information, based on the survey responses received, to determine each of the specific facilities used to process Conflict Minerals or to identify specific countries of origin for all of the Conflict Minerals necessary to the functionality or production our products (whether manufactured or contracted to be manufactured by us).

FreightCar has taken or will take the following steps to mitigate the risk that necessary Conflict Minerals used in our products could benefit or finance armed groups in the Covered Countries:

•	Enhance supplier communication to improve due diligence data accuracy and completion.

•	If FreightCar identifies a reasonable risk that a supplier is violating our Conflict Minerals policy, we will require it to commit to and implement a corrective action plan within a reasonable timeline. Continued non-compliance and refusal to address issues of concern may ultimately lead to the evaluation of alternative sources of materials and termination of the supplier relationship.

D.	Implement Targeted Independent Third-Party Due Diligence Audits

FreightCar neither has a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of those entities that provide our supply chain with 3TG. However, we do rely upon industry associations that administer independent third-party smelter and refinery audit programs. We will encourage targeted suppliers to participate in comparable due diligence validation activities in the future.

E.	Report on Supply Chain Due Diligence

We plan to report annually, and our reports will be available on our website at www.freightcaramerica.com.

2.	Product Description

Although a significant portion of the materials and components used in manufacturing railcars, such as carbon steel, stainless steel and aluminum, do not contain Conflict Minerals, certain components of every railcar, such as the braking systems, may contain Conflict Minerals and our suppliers were not able to identify the country of origin of the Conflict Minerals included in the materials and components that they supply to us. Conflict Minerals may be contained in products, such as weld wire, that are necessary for the production of certain of our railcar products. Conflict Minerals may also be contained in other components of our railcar products that our suppliers have yet to identify for us.

3